

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE


13003304

No Act
PE 12/5/13

December 23, 2013

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 12/23/13

Marc S. Gerber
Skadden, Arps, Slate, Meagher & Flom LLP
marc.gerber@skadden.com

Re: Norfolk Southern Corporation
Incoming letter dated December 5, 2013

Dear Mr. Gerber:

This is in response to your letter dated December 5, 2013 concerning the shareholder proposal submitted to Norfolk Southern by Qube Investment Management Inc. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Ian Quigley
Qube Investment Management Inc.
ian@qubeconsulting.ca

December 23, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Norfolk Southern Corporation
Incoming letter dated December 5, 2013

The proposal relates to compensation.

There appears to be some basis for your view that Norfolk Southern may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Norfolk Southern's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Norfolk Southern omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Norfolk Southern relies.

Sincerely,

Adam F. Turk
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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December 5, 2013

<u>VIA EMAIL</u> (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Norfolk Southern Corporation – 2014 Annual Meeting
Omission of Shareholder Proposal of Qube Investment
Management Inc.

Ladies and Gentlemen:

This letter is submitted on behalf of Norfolk Southern Corporation, a Virginia corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. The Company has received a shareholder proposal and supporting statement (the "Proposal") from Qube Investment Management Inc. (the "Proponent") for inclusion in the proxy materials to be distributed by the Company in connection with its 2014 annual meeting of stockholders (the "2014 Proxy Materials"). For the reasons stated below, the Company intends to omit the Proposal from the 2014 Proxy Materials.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), this letter and its attachments are being emailed to the staff of the Division of Corporation Finance (the "Staff") at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), copies of this letter and its attachments are being sent simultaneously to the Proponent as notice of the Company's intent to omit the Proposal from the 2014 Proxy Materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that they elect to submit to the Securities and Exchange Commission (the "Commission") or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company.

I. Introduction

The text of the resolution contained in the Proposal is copied below:

> RESOLVED: That the Board of Directors and/or the Compensation Committee limit the individual total compensation for each Named Executive Officer (NEO) to NINETY-NINE TIMES the median annual total compensation paid to all employees of the company. This pay ratio cap will be the same as as [*sic*] required by the SEC when reporting under Item 402 of Regulation S-K using U.S. Generally Accepted Accounting Principles (GAAP).

II. Bases for Exclusion

We hereby respectfully request that the Staff concur in the Company's view that the Proposal may be excluded from the 2014 Proxy Materials pursuant to:

- Rule 14a-8(b)(1) and Rule 14a-8(f)(1) because the Proponent failed to provide proof of the requisite stock ownership after receiving notice of such deficiency;
- Rule 14a-8(i)(3) because the Proposal is materially false and misleading in violation of the proxy rules;
- Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations; and
- Rule 14a-8(i)(1) because the Proposal is not a proper subject for shareholders.

III. Background

The Company received the Proposal via UPS on November 19, 2013, contained within a cover letter from the Proponent, dated November 7, 2013, a letter from TD Waterhouse, dated November 5, 2013 (the "TD Letter"), referring to the Proponent's stock ownership as of November 5, 2013, and a TD Waterhouse Security Record and Positions Report, dated as of November 13, 2013 (the "First TD Account Statement"). Copies of the Proposal, cover letter, TD Letter, First TD Account Statement and UPS tracking confirmation are attached hereto as Exhibit A.

After confirming that the Proponent was not a shareholder of record, in accordance with Rule 14a-8(f), on November 20, 2013, the Company sent a letter to the Proponent (the "Deficiency Letter") via email requesting a written statement from the record owner of the Proponent's shares and a participant in the Depository Trust Company verifying that the Proponent had beneficially owned the requisite number of shares of the Company's stock continuously for at least one year preceding and including November 18, 2013, the date of submission of the Proposal. The Deficiency Letter also advised the Proponent that such written statement had to be submitted to the Company within 14 calendar days of the Proponent's receipt of the Deficiency Letter. As suggested in Section G.3 of Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") relating to eligibility and procedural issues, the Deficiency Letter included a copy of Rule 14a-8. On November 21, 2013, the Company received an email from the Proponent (the "November 21 email") containing a second TD Waterhouse Security Record and Positions Report, dated as of November 19, 2013 (the "Second TD Account Statement" and together with the First TD Account Statement, the "TD Account Statements"). Copies of the Deficiency Letter, the November 21 email and the Second TD Account Statement are attached hereto as Exhibit B.

The Company did not receive any further correspondence from the Proponent by the close of the 14-day response period.

IV. Analysis

A. The Company May Exclude the Proposal Pursuant to Rule 14a-8(f)(1) Because the Proponent Failed to Supply Sufficient Documentary Support to Satisfy the Ownership Requirements of Rule 14a-8(b)(1).

Rule 14a-8(b)(1) provides that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year by the date the proposal is submitted and must continue to hold those securities through the date of the meeting. If the proponent is not a registered holder, he or she must provide proof of beneficial ownership of the securities. Under Rule 14a-8(f)(1), a company may exclude a shareholder proposal if the proponent fails to provide evidence that it meets the eligibility requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time.

None of the TD Letter, the First TD Account Statement or the Second TD Account Statement satisfies the requirements of Rule 14a-8(b)(1).

The TD Account Statements do not satisfy the requirements of Rule 14a-8(b)(1) because they fail to demonstrate one-year continuous ownership of the Company's securities. In Section C.1.c (2) of SLB 14, the Staff addressed whether periodic investment statements, like the TD Account Statements, could satisfy the continuous ownership requirements of Rule 14a-8(b):

> **(2) Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?**
>
> No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal.
>
> (Emphasis in original.)

Consistent with the foregoing, the Staff has on numerous occasions permitted exclusion of proposals on the grounds that the brokerage statement or account statement submitted in support of a proponent's ownership was insufficient proof of such ownership under Rule 14a-8(b). *See, e.g., Rite Aid Corp.* (Feb. 14, 2013) (one-page brokerage account workbook statement was insufficient proof of ownership); *E.I. du Pont de Nemours and Co.* (Jan. 17, 2012) (one-page excerpt from proponent's monthly brokerage statement was insufficient proof of ownership); *Verizon Communications Inc.* (Jan. 25, 2008) (broker's letter which provided current ownership of shares and original date of purchase was insufficient proof of ownership); *General Motors Corp.* (Apr. 5, 2007) (Koloski) (account summary was insufficient verification of continuous ownership); *Yahoo! Inc.* (Mar. 29, 2007) (account statements, trade confirmations, email correspondence, webpage printouts and other selected account information was insufficient to specifically verify continuous ownership); *General Electric Co.* (Jan. 16, 2007) (Kreilein) (brokerage statement was insufficient to prove continuous ownership); *Sky Financial Group, Inc.* (Dec. 20, 2004) (monthly brokerage account statement was insufficient proof of ownership); *Int'l Business Machines Corp.* (Jan. 11, 2005) (pages from quarterly 401(k) plan account statements were insufficient proof of ownership); *Bank of America Corp.* (Feb. 25, 2004) (monthly brokerage account statement was insufficient proof of ownership); *RTI Int'l Metals, Inc.* (Jan. 13, 2004) (monthly account statement was insufficient proof of ownership).

The TD Account Statements, which verify ownership of securities only as of November 13, 2013 and only as of November 19, 2013, fail to evidence the Proponent's continuous ownership of the Company's securities for one year prior to the submission of the Proposal.

In addition, the TD Letter fails to satisfy the requirements of Rule 14a-8(b) because it does not confirm the Proponent's continuous ownership of the Company's securities for one year prior to the submission of the Proposal. In Section C.1.c.(3) of SLB 14, the Staff illustrated the requirement for specific verification of continuous ownership with the following example:

> **(3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?**
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

As in the example above, the TD Letter confirms that the Proponent owned the requisite number of Company shares on a date (November 5, 2013) that was earlier than the date of the Proponent's submission of the Proposal (November 18, 2013). Moreover, the TD Letter confirms ownership of the Company shares as of one date only, November 5, 2013, and does not confirm continuous ownership for a one-year period. Accordingly, the TD Letter is deficient in multiple respects and fails to demonstrate continuous ownership of the shares for a period of one year as of the time the Proponent submitted the Proposal.

The Staff has consistently permitted the exclusion of proposals where the proponent's proof of ownership letter provides ownership information as of a date prior to the date the proposal was submitted. *See, e.g., Rockwood Holdings, Inc.* (Jan. 18, 2013) (permitting exclusion where the proposal was submitted November 29, 2012 and the record holder's one-year verification was as of November 15, 2012); *Deere &Co.* (Zessar) (Nov. 16, 2011) (permitting exclusion where the proposal was submitted June 23, 2011 and the record holder's one-year verification was as of June 13, 2011); *AT&T Inc.* (Dec. 16, 2010) (permitting exclusion of a co-proponent where the proposal was submitted November 10, 2010 and the record holder's one-year verification was as of October 31, 2010); *Hewlett-Packard Co.* (July 28, 2010) (permitting exclusion where the proposal was submitted June 1, 2010 and the record holder's one-year verification was as of May 28, 2010); *Int'l. Business Machines Corp.* (Dec. 7, 2007) (permitting exclusion where the proposal was submitted October 19, 2007 and the record holder's one-year verification was as of October 15, 2007); *Int'l. Business Machines Corp.* (Nov. 16, 2006) (permitting exclusion where the proposal was submitted October 5, 2006 and the record holder's one-year verification was as of October 2, 2006); *Wal-Mart Stores, Inc.* (Feb. 2, 2005) (permitting exclusion where the proposal was submitted December 6, 2004 and the record holder's one-year verification was as of November 22, 2004).

If the Proponent fails to follow Rule 14a-8(b), Rule 14a-8(f)(1) provides that the Company may exclude the Proposal, but only after it has notified the Proponent in writing of the procedural or eligibility deficiencies, as well as of the time frame for the Proponent's response thereto, within 14 calendar days of receiving the Proposal, and the Proponent fails adequately to correct it. The Company has satisfied the notice requirement by sending the Deficiency Letter and did not receive the requisite proof of ownership from the Proponent. Any further verification the Proponent might now submit would be untimely under the Commission's rules. Accordingly, the Company believes the Proposal is excludable under Rule 14a-8(b) and Rule 14a-8(f)(1).

B. The Company May Exclude the Proposal Pursuant to Rule 14a-8(i)(3) Because It Is Materially False and Misleading in Violation of the Proxy Rules.

1. The Proposal is impermissibly vague and indefinite so as to be materially misleading.

Under Rule 14a-8(i)(3), a shareholder proposal may be excluded from a company's proxy materials if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in a company's proxy materials. The Staff has recognized that a proposal may be excluded pursuant to Rule 14a-8(i)(3) if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

The Staff has permitted exclusion of executive compensation proposals where the proposal failed to define key terms or otherwise failed to provide necessary guidance on its implementation. In these circumstances, because neither the company nor shareholders would be able to determine with any reasonable certainty what actions or measures the proposal requires, the Staff concurred that the proposal was impermissibly vague and indefinite and excludable under Rule 14a-8(i)(3). For example, in *General Electric Co.* (Newby) (Feb. 5, 2003), the Staff permitted the exclusion of a proposal requesting that the board "seek shareholder approval of all compensation for Senior Executives and Board members not to exceed 25 times the average wage of hourly working employees," where the proposal failed to define critical terms such as "compensation" and "average wage" and also failed to provide guidance on how the proposal should be implemented. *See also General Dynamics*

Corp. (Jan. 10, 2013) (permitting exclusion of a proposal requesting a policy that, in the event of a change of control, there would be no acceleration in the vesting of future equity pay to senior executives, provided that any unvested award may vest on a pro rata basis, where it was unclear how to apply the "pro rata" vesting provision); *PepsiCo, Inc.* (Jan. 10, 2013) (Steiner) (same); *The Boeing Co.* (Mar. 2, 2011) (permitting exclusion of a proposal requesting that senior executives relinquish preexisting "executive pay rights," where the proposal did not sufficiently explain the meaning of "executive pay rights"); *General Motors Corp.* (Mar. 26, 2009) (permitting exclusion of a proposal to "eliminate all incentives for the CEOS and the Board of Directors," where the proposal did not define "incentives"); *Verizon Communications Inc.* (Feb. 21, 2008) (permitting exclusion of a proposal requesting that the board adopt a new senior executive compensation policy incorporating criteria specified in the proposal, where the proposal failed to define critical terms such as "industry peer group" and "relevant time period"); *General Electric Co.* (Jan. 23, 2003) (permitting exclusion of a proposal seeking "an individual cap on salaries and benefits of one million dollars for G.E. officers and directors," where the proposal failed to define the critical term "benefits" and also failed to provide guidance on how benefits should be measured for purposes of the proposal); *Eastman Kodak Co.* (Mar. 3, 2003) (Kuklo) (permitting exclusion of a proposal seeking to cap executive salaries at $1 million "to include bonus, perks [and] stock options," where the proposal failed to define key terms such as "perks" and did not specify how options were to be valued).

In this case, the Proposal fails to define certain key terms such that shareholders and the Company would be unable to determine with any reasonable certainty exactly what actions or measures the Proposal requires. The Proposal fails to define "compensation," "total compensation" and "median annual total compensation," which are central aspects of the Proposal. The Proposal also fails to provide guidance on how the Proposal should be implemented. For example, the Proposal does not specify the methodology to be used to identify median employee compensation, *i.e.*, should the median be based on a representative sample of the employee population or based on the entire employee population, whether "all employees" include part-time, temporary and seasonal workers employed by the Company and its subsidiaries, or how to determine an employee's total compensation.

Although the Proposal refers to Item 402 of Regulation S-K, the Proposal fails to describe or explain the substantive provisions of that standard. The Staff has concurred with the exclusion of proposals pursuant to Rule 14a-8(i)(3) where the proposal refers to an external standard to implement a central aspect of the proposal but fails to describe or explain the substantive provisions of such standard. For example, in *MEMC Electronic Materials, Inc.* (Mar. 7, 2012), the Staff permitted the exclusion of a proposal seeking to provide proxy access to shareholders who "satisfy SEC Rule 14a-8(b) eligibility requirements" without explaining the eligibility requirements set forth in

Rule 14a-8(b). Finding that the specific eligibility requirements "represented a central aspect of the proposal," the Staff concurred that the proposal's reference to Rule 14a-8(b) caused the proposal to be impermissibly vague and therefore excludable under Rule 14a-8(i)(3). In its no-action response, the Staff noted that although "some shareholders voting on the proposal may be familiar with the eligibility requirements of rule 14a-8(b), many other shareholders may not be familiar with the requirements and would not be able to determine the requirements based on the language of the proposal." *See Chiquita Brands Int'l, Inc.* (Mar. 7, 2012) (same); *Sprint Nextel Corp.* (Mar. 7, 2012) (same); *see also Chevron Corp.* (Mar. 15, 2013) (permitting the exclusion of a proposal requesting that the board adopt a policy that the chairman be an independent director according to the definition in the New York Stock Exchange listing standards because this was a "central aspect of the proposal" and the proposal did not provide information about what this definition means); *WellPoint, Inc.* (SEIU Master Trust) (Feb. 24, 2012) (same); *AT&T Inc.* (Feb. 16, 2010) (permitting exclusion of a proposal seeking a report on, among other things, "grassroots lobbying communications as defined in 26 C.F.R. § 56.4911-2" without providing an explanation of the standard); *Johnson & Johnson* (Feb. 7, 2003) (United Methodist Church) (permitting exclusion of a proposal requesting the adoption of the "Glass Ceiling Commission's business recommendations" without describing the recommendations).

Similar to the proposal in *MEMC Electronic Materials*, although some shareholders voting on the proposal may be familiar with Item 402 of Regulation S-K, many other shareholders will not be familiar with the requirements and would not be able to determine the requirements of Item 402 based on the language of the Proposal.

For the foregoing reasons, the Proposal is impermissibly vague and indefinite and inherently misleading such that shareholders would be unable to determine with any reasonable certainty what actions or measures the Proposal requires. Accordingly, the Company believes the Proposal is excludable under Rule 14a-8(i)(3).

2. The Proposal is materially false and misleading.

In SLB 14B, the Staff confirmed that exclusion under Rule 14a-8(i)(3) may be appropriate where the "company demonstrates objectively that a factual statement is materially false or misleading." Accordingly, the Staff has permitted companies to exclude shareholder proposals where the proposal contained key factual statements that were materially false or misleading.

For example, in 2006 and 2007, the Staff repeatedly concurred in the exclusion of proposals requesting that the board adopt a policy that shareholders be given the opportunity to vote on an advisory management resolution at each annual meeting to approve the Compensation Committee report in the proxy statement. These proposals were submitted after the date on which the Commission revised the disclosure requirements on executive compensation, effectively removing all disclosure on executive pay and policies out of the Compensation Committee Report and into the Compensation Discussion and Analysis section of the proxy statement. *See, e.g., Entergy Corp.* (Feb. 14, 2007); *Safeway Inc.* (Feb. 14, 2007); *Energy East Corp.* (Feb. 12, 2007). In its response in *Sara Lee Corp.* (Sept. 11, 2006), the Staff noted that the "the proposal's stated intent to 'allow stockholders to express their opinion about senior executive compensation practices' would be potentially materially misleading as shareholders would be voting on the limited content of the new Compensation Committee Report, which relates to the review, discussions and recommendations regarding the Compensation Discussion and Analysis disclosure rather than the company's objectives and policies for named executive officers described in the Compensation Discussion and Analysis." *See also Jefferies Group, Inc.* (Feb. 11, 2008) (same); *The Ryland Group, Inc.* (Feb. 7, 2008) (same).

The Staff also has permitted exclusion of proposals on false and misleading grounds where the proposal has incorrectly described the standard being requested under the proposal. In *The Allstate Corp.* (Chris Rossi) (Feb. 16, 2009), the Staff permitted the exclusion of a proposal requesting that the board provide for an independent lead director who would be independent under the standard set by the Council of Institutional Investors ("CII") because the proposal incorrectly described such standard. The proposal referred to the CII's independent director standard as "a person whose directorship constitutes his or her only connection to the corporation." However, contrary to the assertion in the proposal, the CII definition of independent director permitted certain types of "trivial" connections between a director and the company and also contemplated situations in which relationships among board members, *i.e.*, between a director and the chairman of the board, might impair a director's independence even if the director's only relationship to the corporation was his or her directorship. *See also General Electric Co.* (Jan 6, 2009) (permitting exclusion of a proposal requesting that the board adopt a policy that directors who receive more than 25% withheld votes will not serve on key board committees where the concept of "withheld" votes did not apply to the company and its majority vote standard for director elections); *State Street Corp.* (Mar. 1, 2005) (permitting exclusion of a proposal that represented to shareholders that they may take action under a statute that was not applicable to the company).

In this case, the Proposal is objectively false and materially misleading. The Proposal refers to a "pay ratio *cap*" (emphasis added) as being required by the Commission under Item 402 of Regulation S-K. This reference is made as a statement of fact but is patently false as there is no Commission cap on executive compensation, in Regulation S-K or otherwise. Moreover, this false statement is materially misleading as the concept of a pay ratio cap is a central aspect of the Proposal. Reasonable shareholders reading the Proposal could be misled into voting based on the mistaken belief that the Commission, in Item 402 of Regulation S-K, imposes a pay ratio cap similar to the Proposal. Accordingly, the Company believes the Proposal is objectively false in violation of Rule 14a-9 and is therefore excludable under Rule 14a-8(i)(3).

C. The Company May Exclude the Proposal Pursuant to Rule 14a-8(i)(7) Because It Deals With Matters Relating to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits exclusion of a proposal if it deals with a matter relating to the company's ordinary business operations. In Securities Exchange Act Release No. 34-40018 (May 21, 1998), the Commission stated that the policy underlying this exclusion rests on two considerations. The first is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Staff has explained that, since 1992, it has applied a bright-line analysis when considering whether a proposal may be excluded under Rule 14a-8(i)(7), permitting exclusion of proposals that "relate to general employee compensation matters" but not of proposals "that concern <u>only</u> senior executive and director compensation." Staff Legal Bulletin No. 14A (Jul. 12, 2002) (emphasis in original).

In this case, the Proposal does not relate solely to the compensation of "senior executives." Rather, the Proposal seeks to alter the balance of compensation of all of the Company's employees as a whole by imposing a ratio based on compensation paid to named executive officers and compensation paid to all employees. If the Proposal were approved, the Company could comply by raising the wages of (or even terminating) its lowest-paid workers or by increasing the compensation of the most highly paid employees who do not qualify as Named Executive Officers. Accordingly, the Proposal impermissibly seeks to regulate the Company's ability to determine the appropriate balance of compensation for its workforce as a whole.

The Staff has concurred in the exclusion of proposals that seek to regulate executive compensation but also affect or impact the compensation of a broader group of employees. For example, several companies have been permitted to exclude proposals requesting that the managing officers voluntarily repatriate 33% of their total monetary compensation for 2013 into a bonus pool to be distributed to other company employees. *See Deere & Co.* (Barnett) (Oct. 17, 2012); *Emerson Electric Co.* (Oct. 17, 2012); *Johnson Controls, Inc.* (Oct. 16, 2012). In each case, the Staff noted that the proposal in question related "to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors." Similarly, in *Delta Air Lines, Inc.* (Mar. 27, 2012) the Staff permitted exclusion of a proposal requesting a program that would prohibit payment under any incentive program for management or executive officers unless there was an appropriate process to fund the retirement accounts of company pilots.

Similar to the letters cited above, the Proposal seeks, in effect, to redistribute compensation among the Company's employees. The Company believes that such decisions relating to general employee compensation matters are properly excludable under Rule 14a-8(i)(7) as relating to its ordinary business operations.

D. The Company May Exclude the Proposal Pursuant to Rule 14a-8(i)(1) Because It Is Not a Proper Subject for Action by Shareholders Under Virginia Law.

Under Rule 14a-8(i)(1), a shareholder proposal may be excluded from a company's proxy materials if the proposal is "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The note to Rule 14a-8(i)(1) provides, in part, that "[d]epending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders." Section G of SLB 14 states, "When drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience, we have found that proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under rule 14a-8(i)(1)." Finally, the Commission has noted that a board of directors may be considered to have exclusive authority in corporate matters, absent a specific provision to the contrary in the corporation code of the state in which it is incorporated, the issuer's charter or its bylaws. *See* Securities Exchange Act Release No. 34-12999 (Nov. 22, 1976).

The Proposal is not made as a recommendation or as a request but as a mandatory proposal that would be binding upon the Company if approved. As more fully explained in the legal opinion of Hunton & Williams LLP attached hereto as Exhibit C (the "Virginia Legal Opinion"), the Proposal, if adopted, would improperly interfere with the authority of the Board of Directors of the Company (the "Board"), acting through its compensation committee, to set executive officer compensation, and therefore would violate Virginia law. The Company is a Virginia corporation, governed by the Virginia Stock Corporation Act ("VSCA"). Section 13.1-673B of the VSCA provides, in relevant part, that "[a]ll corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors, subject to any limitation set forth in the articles of incorporation." Section 13.1-627 further provides that a corporation's powers include fixing compensation of officers including adoption of benefit and incentive plans. The Company's articles of incorporation do not reserve to the shareholders any power to manage the business or affairs of the Company or to control the compensation of officers.[1] Thus, as described in the Virginia Legal Opinion, under the VSCA, the Board, and not the shareholders, is charged with determining the appropriate pay for named executive officers.

The Staff has consistently permitted the exclusion of shareholder proposals mandating or directing a company's board of directors to take certain action inconsistent with the discretionary authority provided to a board of directors under state law. For example, in *Celgene Corp.* (Mar. 27, 2013) the Staff concurred that the company could exclude a proposal mandating that the chair of the board be a director who is not concurrently an executive officer of the company. In *IEC Electronics Corp.* (Oct. 31, 2012) the Staff similarly concurred that the company could exclude a proposal mandating that "cash incentive awards for Executive officers and Directors that are not dependent on the price of common shares must be approved by a vote of the common shareholders." *See also Bank of America* (Feb. 16, 2011), *MGM Mirage* (Feb. 6, 2008); *Cisco Systems, Inc.* (July 29, 2005); *Constellation Energy Group, Inc.* (Mar. 2, 2004); *Phillips Petroleum Co.* (Mar. 13 2002); *Ford Motor Co.* (Mar. 19, 2001) (in each case, permitting the exclusion of a non-precatory proposal as an improper subject for shareholder action under applicable jurisdictional law).

The Proposal mandates a limit on executive compensation in contravention of the Board's discretionary authority under Virginia law. Accordingly, based on the Virginia Legal Opinion, the Company believes the Proposal is not a proper action for shareholders under Virginia law and is excludable pursuant to Rule 14a-8(i)(1).

---

[1] Additionally, Article III, Section 9 of the Company's bylaws states that "[t]he salaries of the officers elected by the board of directors shall be fixed by the board of directors."

V. Conclusion

Based on the foregoing analysis, the Company respectfully requests that the Staff concur that it will not recommend enforcement action against the Company if the Company omits the Proposal in its entirety from the 2014 Proxy Materials.

Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (202) 371-7233.

Very truly yours,



Marc S. Gerber

Attachments

cc: Ian Quigley, Qube Investment Management Inc.

EXHIBIT A

(see attached)


QUBE

November 7, 2013

Ms. Denise Hutson, Corporate Secretary
Norfolk Southern Corporation
Three Commercial Place, 13th Floor
Norfolk, Virginia 23510

RE: Independent Shareholder Proposal

Dear Ms. Hutson,

Qube Investment Management Inc. is a registered portfolio management firm in the Canadian provinces of Alberta and British Columbia. We represent approximately 100 high net worth investors, using a blended approach integrating fundamental analysis with Environmental, Social and Governance (ESG) factors. Our clients hold investments based on their quality of earnings and social responsibility. We have been proud to hold your shares in our portfolio since June 2011 (never falling below $2000) and have attached proof of ownership from our institutional brokerage/custodian. Our intention is to continue holding these securities through to the Annual Meeting of our Shareholders and likely well beyond that.

After consultation with our clients and internal CSR analysts, we wish to submit the following proposal for the upcoming Annual Shareholder's Meeting:

PROPOSAL — Total Executive Compensation Limit at 99 Times Average Wages

RESOLVED: That the Board of Directors and/or the Compensation Committee limit the individual total compensation for each Named Executive Officer (NEO) to NINETY-NINE TIMES the median annual total compensation paid to all employees of the company. This pay ratio cap will be the same as as requried by the SEC when reporting under Item 402 of Regulation S-K using U.S. Generally Accepted Accounting Principles (GAAP).

SUPPORTING STATEMENT

As a leader in transportation services in the US, Norfolk Southern should take the lead in addressing continued public criticism that executive officers have been offered excessive compensation in recent years.

The 2012 US Census Bureau American Community Survey (www.census.gov) states that the median household income in the US was $51,371, placing pay for Named Executive Positions (NEO) at Norfolk Southern (according to the 2013 proxy filing material) over 245 times the average American worker in at least one case.

Edmonton: 200 Kendall Building | 9414 – 91 Street NW | Edmonton, AB T6C 3P4
Tel: 780-463-2688 Fax: 780-450-6582 Toll Free: 1-866-463-7939

It is reasonable to expect a rational link between the compensation programs of all employees at Norfolk Southern worldwide and a *fantastic* concept that any one employee's contribution could be considered greater than two hundred times the contribution of the other team members.

A basic premise in the design of executive compensation is peer benchmarking. Research, including from the Conference Board, illustrates the flaw in this benchmarking logic. Three quarters of vacant CEO positions are filled from internal promotions and, when outside candidates are chosen, most are junior ranking executives brought in from elsewhere, not CEOs jumping ship. Focusing CEO compensation against peer positions ratchets gross pay while demoralizing employees with an inconsistent pay gap. As the CEO is an employee of the corporation, pay should be conducted within the context of compensation for the organization as a whole and an extension of the infrastructure that governs the rest of the company's wage program(s). This pay disconnect could demotivate employees and compromise the confidence of shareholders, both leading to lower share values.

Some believe capping executive compensation will create a competitive disadvantage for the firm. We believe this perspective is ripe for a challenge. Certainly any lost competitiveness will be offset by great improvements to the corporate reputation and increased demand for the shares.

We would be happy to attend the meeting to communicate this proposal in person, if required. Please advise should you require any other information from us. Thank you for allowing shareholders the opportunity to make proposals at the annual shareholder's meeting.

Best regards,



Ian Quigley, MBA
Portfolio Manager
Qube Investment Management Inc.
ian@qubeconsulting.ca



TD Waterhouse
TD Waterhouse Canada Inc.
Institutional Services
77 Bloor Street West, 2nd Floor
Toronto, Ontario M5S 1M2

Nov 5th 2013

To Whom It May Concern:

This is to verify that As of Nov. 5th, 2013, Qube Investment Management Inc. holds, and has been set up to receive and exercise proxies on behalf of their clients, for 5,676 shares of NORFOLK SOUTHN CORP.

Please advise if you require more information.

Regards,

Hediyeh Sarayani	Melina Jesuvant
Account Manager	Manager, Service Delivery



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EXHIBIT B

(see attached)



Norfolk Southern Corporation
Office of the Corporate Secretary
Three Commercial Place
Norfolk, Virginia 23510-9219
Fax: 757/533-4917

Denise W. Hutson
Corporate Secretary
(757) 629-2645

November 20, 2013

BY EMAIL AND FEDERAL EXPRESS

Qube Investment Management Inc.
200 Kendall Building
9414 – 91 Street NW
Edmonton, AB T6C 3P4

RE: Notice of Deficiency

Dear Mr. Quigley:

I am writing to acknowledge receipt of your letter giving notice of your request to present a shareholder proposal (the "Proposal") at Norfolk Southern Corporation's 2014 Annual Meeting of Stockholders (the "Annual Meeting"). It is unclear from your letter whether you were providing this notice pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or pursuant to the advance notice provisions of the Bylaws of Norfolk Southern Corporation.

If you were providing the notice pursuant to Rule 14a-8, please note that the Proposal contains certain deficiencies, described below.

Under the proxy rules of the Securities and Exchange Commission (the "SEC"), in order to be eligible to submit a proposal for the Annual Meeting, a proponent must have continuously held at least $2,000 in market value of Norfolk Southern common stock for at least one year, preceding and including November 18, 2013, the date that the proposal was submitted. For your reference, a copy of Rule 14a-8 is attached to this letter as Exhibit A.

Our records indicate that you are not a registered holder of Norfolk Southern common stock. Please provide a written statement from the record holder of your shares (usually a bank or broker) and a participant in the Depository Trust Company (DTC) verifying that, at the time you submitted the Proposal, you had beneficially held the requisite number of shares of Norfolk Southern common stock continuously for at least one year.

In order to determine if the bank or broker holding your shares is a DTC participant, you can check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If the bank or broker holding your shares is not a DTC participant, you also will need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to find out who this DTC participant is by asking your broker or bank. If the DTC participant knows your broker or bank's holdings, but does not know your holdings, you can satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements verifying that, at the time the Proposal was submitted, the required amount of shares were continuously held for at least one year – one from your broker or bank confirming your ownership, and the other from the DTC participant confirming the broker or bank's ownership. For additional information regarding the acceptable methods of proving your ownership of the minimum number of shares of Norfolk Southern common stock, please see Rule 14a-8(b)(2) in Exhibit A.

The SEC rules require that the documentation be postmarked or transmitted electronically to us no later than 14 calendar days from the date you receive this letter. Once we receive this documentation, we will be in a position to determine whether the Proposal is eligible for inclusion in the proxy materials for the Annual Meeting, provided that Norfolk Southern does reserve the right to seek relief from the SEC as appropriate.

Very truly yours,



Denise W. Hutson
Corporate Secretary

Enclosure

EXHIBIT A

[ATTACHED]

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more

than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

-----Original Message-----
From: Ian Quigley [mailto:ian@qubeconsulting.ca]
Sent: Thursday, November 21, 2013 12:27 PM
To: Hutson, Denise W
Subject: Qube: Rule 14a-8 - Norfolk Southern Corporation Response

Hello Denise:

Thank-you for your email. We neglected to include in our submission the custodial back-up report that provides the additional details you require for proof of ownership/proxy. Sorry for the confusion and we look forward to chatting with you about our proposal.

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EXHIBIT C

(see attached)



HUNTON & WILLIAMS LLP
RIVERFRONT PLAZA, EAST TOWER
951 EAST BYRD STREET
RICHMOND, VIRGINIA 23219-4074

TEL 804 • 788 • 8200
FAX 804 • 788 • 8218

DIRECT DIAL: 804.788.8289
EMAIL: agoolsby@hunton.com

FILE NO: 33878.000001

December 5, 2013

Norfolk Southern Corporation
Three Commercial Place
Norfolk, Virginia 23510

Shareholder Proposal from
<u>Qube Investment Management Inc.</u>

Ladies and Gentlemen:

As Virginia counsel to Norfolk Southern Corporation ("NS"), a Virginia corporation, we have been provided with a copy of a letter to NS from Qube Investment Management Inc. ("Qube") dated November 7, 2013 in which Qube submits a proposal for consideration at NS' upcoming annual meeting of shareholders. Pursuant to the proposal, NS shareholders would be asked to adopt a resolution to require NS' Board of Directors (and/or its Compensation Committee) to limit total compensation for each NS executive officer named in the compensation table for NS' proxy statement to ninety-nine times the median annual total compensation paid to all employees of the company.

You have asked whether the proposed resolution is a proper subject for shareholder action under Virginia law and whether the proposed resolution would violate Virginia law if it was implemented. Section 13.1-673B of the Virginia Stock Corporation Act (the "Act") states: "All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors, subject to any limitation set forth in the articles of incorporation or in an agreement authorized under § 13.1-671.1." If adopted, the proposed resolution would attempt to limit the authority of NS' board of directors with respect to a fundamental responsibility - - determining the compensation of NS' principal officers. See Virginia Code Ann. § 13.1-627 (corporation's powers include fixing compensation of officers including adoption of benefit and incentive plans).

The broad grant of authority to the board of directors in Code Section 13.1-673B often is referred to as the bedrock of the Act. <u>See</u> *Goolsby on Virginia Corporations* § 9.1 (4th Ed. 2011). The grant of authority in Section 13.1-673B is taken verbatim from the Model



Business Corporation Act. See Committee on Corporate Laws of the Section of Business Law of the American Bar Association, Model Business Corporation Act §80.01(b) (2011). The rationale for, and the importance of, the broad grant of authority to the board of directors is set forth in Report on the Roles of Boards of Directors and Shareholders of Publicly Owned Corporations, 65 Bus. Law. 1005 (2010), also published by the Committee on Corporate Laws.

The Qube proposal does not fall within either exception to the authority that Section 13.1-673B grants to the board of directors. There is no provision in the NS articles of incorporation that limits the board's authority and Section 13.1-671.1, which permits limitations of board authority in an agreement among all shareholders, does not apply to publicly traded corporations. See Va. Code Ann. § 13.1-671.D.

In the opinion of this firm, the proposed resolution (i) is not a proper subject for action by the NS shareholders under the Act and (ii) if adopted by NS shareholders and implemented would violate the Act.

Sincerely,

Hunton & Williams LLP

00647